UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of September 2014

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.
(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47
Bogotá D.C., Colombia
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1	Notice regarding preferred share issuance to be offered exclusively outside Colombia in the form of American Depositary Receipts (ADRs)

RELEVANT INFORMATION

Bogotá D.C. September 4, 2014.  Grupo Aval Acciones y Valores S.A. informs that pursuant to the powers granted by the General Shareholders’ Extraordinary Meeting held on August 25, 2014, the Board of Directors of the Company approved the rules applicable to the subscription and placement of a preferred share issuance to be offered exclusively outside Colombia in the form of American Depositary Receipts (ADRs). The Board of Directors will define the price and amount of the issuance in an upcoming meeting, based on a book building and according to applicable international laws and practice.

This release is not an offer of securities for sale in Colombia, the United States or any other jurisdiction. The securities described in this release may not be offered or sold in the United States absent registration or an exemption from registration. The issuer has filed a registration statement (including a prospectus) that has not yet been declared effective with the United States Securities and Exchange Commission for the offering to which this communication relates. Any public offering of securities to be made in the United States will be made by means of a prospectus that can be obtained from Grupo Aval. The prospectus will contain detailed information about the company and management, as well as financial statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 5, 2014

GRUPO AVAL ACCIONES Y VALORES S.A.
By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel